BANYAN CORPORATION
                           Incentive Stock Option Plan

Purpose:
To advance the interests of Banyan Corporation (the Company) by encouraging key employees of the Company to obtain a larger ownership position of the Company.

Duration of the Plan:
Ten years from the date of inception, September 18, 2005, or as extended by the Company.

Origination of the Plan:
This Plan originated from DoubleCase Corporation and was adopted in its entirety by the Company at the time of the Share Exchange between the Company and DoubleCase Corporation, October 27, 1995. The number of shares reserved for the Plan have been adjusted from 425,000 shares of DoubleCase to 105,345 shares of Class A common stock of Banyan Corporation to account for the Share Exchange and two reverse stock splits of the Company in 1996.

Securities Subject to the Plan:
Banyan Corporation Class A Common Stock

Shares to be Reserved for the Plan (adjusted):
105,345 shares

Eligibility and Extent of Participation:
The participants will be salaried employees of the Company who have responsibility for the management and growth of the Company, including officers and directors. No participant may be granted option in any one calendar year for shares having an aggregate fair market value exceeding $50,000.

Duration and Exercise of Options:
Each option granted under the Plan shall have a term of ten (10) years from the date granted except in the case of an option granted a Principal Stockholder (an individual possessing 10% or more of the outstanding Common Stock of the Company). An option granted to a Principal Stockholder shall have a term of five
(5) years. Each option granted shall become exercisable in increments of 20% of the total number of shares granted after each one year period. Thus after the first year 20% of the shares become exercisable, 40% after the second year, etc. The price of the option will be 95% of the fair market value of the stock on the date the option is granted. In the absence of an established market value, the Board of Directors of the Company shall determine a reasonable market value for the stock.

Resale Restrictions:
The shares reserved for this Stock Option Plan are not registered and are subject to restrictions under the Securities Act of 1933.

Death, Disability and Termination of Employment:
Unexercised options shall terminate on the date an optionee ceases to be employed by the Company except in the event of disability or death of the optionee, in which case one year from the date of death or disability. In no case will the option be exercisable beyond the ten year limit of the option. Options granted under the Plan are not transferable other than by will or the laws of descent and distribution.

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